Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended April 30, 2013

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of June 10, 2013 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended April 30, 2013, the audited consolidated annual financial statements and accompanying notes for the year ended October 31, 2012, and the related annual MD&A.  We prepare our condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency.

Overview

We are a leading online direct-to-consumer retailer of contact lenses, glasses, sunglasses and vision care accessories serving markets around the world, including Canada, the United States, Sweden, Norway, Holland, Finland, Japan and Australia.  We design, produce and retail the largest in-stock selection of contact lenses and glasses on the Internet and have served over 5 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia.  We operate in two primary product segments — contact lenses and glasses.  Our vertically-integrated operation offers end-user customers significant savings, increased selection and convenience.

We have grown our business to over 2.3 million orders shipped and $209.7 million in sales in the twelve months ended April 30, 2013, up from $193.3 million in sales in the twelve months ended April 30, 2012. With our global reach, we are well-positioned to capitalize on the increasing adoption and growth of online retailing for contact lenses and glasses. We believe our superior value proposition backed by our vertically-integrated supply chain and our outstanding service levels contribute to our category leading customer satisfaction metrics.  We believe our business is well positioned in this early stage category and we continue to focus on key markets to build on our market leadership positions.

During the quarter ended April 30, 2013, we issued 3,447,100 common shares under a prospectus supplement dated March 26, 2013 for gross proceeds of US$20.7 million. We intend to use the proceeds to accelerate our customer acquisition strategy, make certain capital investments and for working capital to fund growth in new and existing distribution channels.  As a result we finished the second quarter of 2013 with cash and cash equivalents of $30.2 million.

The recent development of our new glasses production and distribution facility in the United States reinforces our commitment to providing the best online experience and the importance of serving our fastest growing market. During the quarter ended April 30, 2013, our United States glasses sales increased 61% compared to the same period in 2012. We were also pleased with achieving record traffic, online impressions and increases in aided brand awareness for Coastal.com.

During the second quarter, we opened our first North American retail location in Vancouver, British Columbia, which has been very well received.  This is an expansion of our already successful hybrid business model and eye care practitioner partnership model in our most highly penetrated European market. We believe that this business model will continue to fuel growth and development in our most established markets with a relatively small incremental investment.

We remain committed to serving our growing global database of loyal customers by offering superior customer service, including a broader selection, faster shipping and delivery times, higher quality products made in house at our vertically-integrated optical labs and value relative to traditional brick and mortar optical retailers.

Results of Operations — for the three and six months ended April 30, 2013 compared to the three and six months ended April 30, 2012

($000’s) except Orders Shipped	Three months ended April 30		Six months ended April 30
and Average Order Size	2013	2012	2013	2012
Sales	53,745	48,212	108,643	95,061

Gross profit	21,739	20,813	44,474	39,829
Gross profit - %	40%	43%	41%	42%

Earnings (loss) before income taxes	(7,320)	25	(10,440)	(109)

Net loss	(6,984)	(242)	(10,359)	(438)

Adjusted EBITDA	(5,430)	949	(7,194)	1,974

Total Orders Shipped	556,869	566,840	1,158,036	1,075,015

Average Order Size	96.51	85.05	93.82	88.43

Sales for the three months ended April 30, 2013 were $53.7 million (556,869 orders shipped) compared to $48.2 million in sales (566,840 orders shipped) during the three months ended April 30, 2012, an increase of $5.5 million or 11%. More specifically, sales volume increased 13% due to an increase in average order size from $85.05 to $96.51 and decreased 2% due to a decline in shipped orders, for the three months ended April 30, 2013, compared to the same period in 2012. Sales for the six months ended April 30, 2013 were $108.6 million (1,158,036 orders shipped), compared to $95.1 million (1,075,015 orders shipped) during the six months ended April 30, 2012, an increase of $13.6 million or 14%. More specifically, sales volume grew 8% due to an increase in shipped orders, while our average order size increased 6% from $88.43 to $93.82, for the first six months of fiscal 2013, compared to the same period in 2012; exclusive of a nominal foreign exchange rate effect.

Gross profit for the three months ended April 30, 2013 was $21.7 million or 40% of sales compared to $20.8 million or 43% of sales during the same period in 2012. Gross profit for the six months ended April 30, 2013 was $44.5 million or 41% of sales compared to $39.8 million or 42% of sales during the same period in 2012. For both periods, the decrease in gross profit as a percentage of sales is primarily attributable to the expansion of our North American glasses business infrastructure and a continued strategic focus in the Nordic region and other strategic markets to compete in multiple customer and price segments of the contact lens market.

Fulfillment expenses for the three months ended April 30, 2013 were $5.6 million or 10% of sales compared to $4.7 million and consistent at 10% of sales during the same period in 2012. Fulfillment expenses for the six months ended April 30, 2013 were $10.9 million or 10% of sales, compared to $8.9 million or 9% of sales during the same period in 2012. The relative increase in fulfillment expenses for the six month period ended April 30 2013 is attributable to a combination of increases in direct variable costs such as outbound freight and employment costs and new overhead costs associated with adding our fourth distribution center. We expect to leverage the added overhead costs with increased order volumes as the business continues to grow.

Selling and marketing expenses for the three months ended April 30, 2013 were $16.8 million or 31% of sales compared to $11.2 million or 23% of sales during the same period in 2012. Selling and marketing expenses for the six months ended April 30, 2013 were $31.5 million or 29% of sales compared to $21.3 million or 22% of sales during the same period in 2012. For both periods, the increases in selling and marketing expenses were driven by our continued investments in the glasses business. The acceleration of marketing investment is directed at key strategic markets to build on our market-leading positions and fast track the adoption of the promising on-line glasses business. The increase in marketing investment is correlated with recent increases in aided brand awareness generated from record online traffic and impressions that we expect to lower customer acquisition costs in the future. During the quarter ended April 30, 2013, we invested approximately $1.5 million in brand building activities.  In addition, selling and marketing employment costs have increased as we continue to expand our marketing team and make further investments in customer service to support our hybrid strategy in Sweden and Canada.

General and administrative expenses for the three months ended April 30, 2013 were $6.1 million or 11% of sales compared to $5.0 million or 10% of sales during the same period in 2012. The increase in general and administrative expenses are related to increases in information technology employment costs to support our continued growth and customer-focused web experience, incremental costs associated with our recent Nasdaq listing and prospectus offering, related professional fees, and management change costs in our European business.

Our income tax recovery was $0.3 million in the second quarter of 2013, compared to a $0.3 million expense during the same period in 2012.

Contact Lens Business

Our contact lens sales comprised 70% of our total sales for the quarter ended April 30, 2013, compared to 75% for the same period in 2012.

We offer substantially all of the soft contact lenses produced by the leading contact lens manufacturers, including Vistakon (a division of Johnson and Johnson Vision Care Inc.), CIBA Vision Corporation (a division of Alcon), Bausch & Lomb Inc. and Coopervision Inc.   In addition, we market and sell Splash™ contact lenses, our proprietary brand which we launched in 2011.  Our high volume contact lens business is designed to enable us to offer replacement contact lenses and related vision care products to customers at reduced prices, with quick delivery and an emphasis on strong customer service.  Our contact lens business is characterized by high re-order rates from returning customers which is driven by personalized tools and features that are designed to allow customers to satisfy their replenishment purchasing needs easily, including the ability to set up automatic re-fills of contact lenses.

($000’s) except Orders Shipped	Three months ended April 30		Six months ended April 30
and Average Order Size	2013	2012	2013	2012
Contact Lens Sales	37,743	35,978	78,767	72,566

Gross Profit	14,836	15,325	31,180	30,432
Gross Profit - %	39%	43%	40%	42%

Orders Shipped	338,462	332,619	700,592	672,736

Average Order Size	111.51	108.17	112.43	107.87

Our contact lens business generated $37.7 million of sales during the second quarter of fiscal 2013, an increase of $1.8 million or 5%, from $36.0 million in the same period last year.  The increase in sales was due to a 2% increase in orders shipped and a 3% increase in average order size.  In the six months ended April 30, 2013, contacts lens sales increased by $6.2 million or 9% to $78.8 million compared to $72.6 million in the same period in 2012.  The increase in sales was due to a 4% increase in orders shipped and a 4% increase in average order size.

Our contact lens business continues to be characterized by high re-order rates from returning customers. Over 70% of our contact lens revenues and orders for the three and six months ended April 30, 2013 were generated from existing customers. The continued strength in our re-order rates is attributable to our customer-focused approach and our ability to create loyal and cross-category customers.

Gross profit decreased to 39% of sales in the three months ended April 30, 2013 from 43% during the comparable period in 2012.  Gross profit decreased to 40% of sales in the six months ended April 30, 2013 from 42% during the comparable period in 2012. The decline in gross profit in both periods was attributable to our strategy of entering new markets while growing in existing markets. We have entered newer markets with aggressive pricing to gain early momentum and establish our leading customer service and brand awareness. In more established markets, such as the Nordic region, we compete in multiple customer and price segments of the contact lens market with various websites and brands. Our focus is to leverage our premium brands and differentiate ourselves with our customer service levels. Other brands and websites are strategically used to capture more price sensitive segments of the market and prevent new competitive entrants. The decline in gross profit was also attributed to our fulfillment partnerships which are typically characterized by higher volume and lower margin transactions.

Sales of Splash™, our proprietary brand of contact lenses, as a percentage of total contact lens units was 4% in the second quarter of 2013 compared to 5% in the same period in 2012.

Glasses Business

Our glasses sales comprised 30% of our total sales for the quarter ended April 30, 2013, compared to 25% for the same period end in 2012.

Our glasses business is a revolutionary alternative to traditional optical retailers and eye care practitioners.  We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically-advanced glasses laboratories in the world.  By controlling the production process in our glasses laboratories, we are able to produce higher-quality products, innovate rapidly, maintain a favorable cost structure and ensure timely delivery to customers.  We believe our vertically-integrated manufacturing model, broad selection of high-quality branded and private-label glasses, free shipping on the majority of all deliveries and on all returns, superior customer service, rapid fulfillment times, no-hassle “366 day” return policy and low price points relative to traditional brick and mortar optical retailers, offer our customers a superior value proposition.

Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of private label products to service both new and existing customers.

In addition, we are tailoring our marketing efforts to penetrate other segments of the glasses market where we see enormous opportunity. Specialty products include progressive glasses, prescription and non-prescription sunglasses.

We continue to focus on growing our glasses business through innovative marketing campaigns and promotional strategies in large markets that demonstrate attractive long-term returns such as Canada, the United States and Sweden, and are constantly exploring opportunities in new geographies and emerging markets.  In addition, we are continually investigating innovative offline opportunities to increase brand awareness and complement our online presence.

($000’s) except Orders Shipped	Three months ended April 30		Six months ended April 30
and Average Order Size	2013	2012	2013	2012
Glasses Sales	16,002	12,234	29,876	22,495

Gross Profit	6,903	5,488	13,294	9,397
Gross Profit - %	43%	45%	44%	42%

Orders Shipped	218,407	234,221	457,444	402,279

Average Order Size	73.26	52.23	65.31	55.92

Our glasses business generated $16.0 million of sales during the second quarter of fiscal 2013, an increase of $3.8 million or 31%, from $12.2 million in the same period last year.  The increase in sales was driven by a 40% increase in average order size and a 7% decrease in orders shipped. For the six months ended April 30, 2013, glasses sales were $29.9 million, an increase of $7.4 million or 33% from $22.5 million for the same period in the previous year.

We shipped 265,597 pairs of glasses, an increase of 1% compared to the same period last year when we shipped 263,141 pairs of glasses, with a significant number of our glasses orders coming from promotional offers used to acquire new customers which are characterized by lower average order sizes. During the quarter ended April 30, 2013, we successfully focused our marketing initiatives and offers to drive higher-value orders to all key regions. Our glasses sales growth was generated almost exclusively on increases to average order values. We have invested in glasses production infrastructure to strengthen future sales growth through a combination of a higher volume of units and average order sizes. As we grow our glasses business we believe that encouraging customer adoption of our product will help grow awareness and result in organic growth.

Our in-house designer brands of glasses such as Derek Cardigan™, Kam Dhillon™, Joseph Marc™, Love™ and Ltede™ remain popular and, in aggregate, represented 54% and 61%, respectively, of the frames shipped during three and six months ended April 30, 2013.  During the quarter, we expanded our selection of branded frames and used them in key marketing offers. We tested new acquisition strategies in the quarter allowing us to compare our traditional “First Pair Free” offer with discounted offers on our entire selection of frames. This led to a shift in branded frames and complemented the growth in our average order size but negatively impacted gross margins.

Gross profit decreased to 43% of sales during the three months ended April 30, 2013 compared to 45% during the comparable period in 2012. The decrease in gross profit is attributable to lower utilization rates in our glasses labs as we added incremental manufacturing capacity while growing our glasses sales through incremental improvements in average order sizes. The decline in gross profit was also driven by a higher proportion of discounted branded glasses frames which we marketed to new and existing customers. In the six months ended April 30, 2013, gross profit was 44%, an increase from 42% from the same period in 2012.

Regional Overview

Sales in ($000’s)	Canada	Sweden	USA	Norway	Other	Total
Three months ended April 30, 2013	17,768	9,983	9,138	4,753	12,103	53,745

Three months ended April 30, 2012	15,322	8,430	7,479	4,366	12,615	48,212

Year over Year Growth %	16%	18%	22%	9%	-4%	11%

Sales in ($000’s)	Canada	Sweden	USA	Norway	Other	Total
Six months ended April 30, 2013	35,880	18,972	17,895	9,474	26,422	108,643

Six months ended April 30, 2012	29,144	16,987	13,889	8,971	26,070	95,061

Year over Year Growth %	23%	12%	29%	6%	1%	14%

Canada

Total sales in Canada increased by 16% and 23%, respectively, for the three and six months ended April 30, 2013, compared to the same period in 2012. We continue to execute on our strategy of acquiring new customers while focusing on generating higher average order sizes from returning customers. Over 47% of our Canadian glasses revenue in the second quarter of fiscal 2013 was from repeat customers.

Sweden

Our Swedish business maintains its market leadership position. Total sales in Sweden increased by 18% and 12%, respectively, for the three and six months ended April 30, 2013, compared to the same period in 2012. We operate multiple websites and brands in Sweden to service different customer segments. Our core contact lens business is the price and customer service leader in the market while our other websites operate in an increasingly competitive market characterized by lower prices and customer service levels. The continued expansion of our hybrid retail model and eye care practitioner partnership model have benefited both our contact lens and glasses businesses.

United States

We continue to grow our glasses business in the United States, one of the largest eyewear markets in the world, and to drive new customer adoption by promoting the Coastal.com brand and encouraging customers to try our products through introductory promotional initiatives. The recent opening of our new glasses production and distribution facility in the United States reinforces our commitment to providing the best online experience and the importance of serving our fastest growing market. During the quarter ended April 30, 2013, United States glasses sales increased 61% compared to the same period in 2012. We were also pleased with achieving record traffic, online impressions and increases in aided brand awareness for Coastal.com.

Norway

Our Norwegian business is primarily comprised of contact lens sales with a growing emphasis on our glasses offering. Total sales in Norway increased by 9% and 6% for the three and six months ended April 30, 2013, compared to the same period in 2012.

Other

Total sales in other regions decreased by 4% and increased by 1%, respectively, for the three and six months ended April 30, 2013 compared to the same period in 2012. Strong sales growth in Australia was offset by significant foreign exchange pressure in Japan.

Overall, our operations and financial performance depend on general economic conditions in the countries that we serve.  The global economy is experiencing a slow economic recovery from a deep recession and concern about that recovery could further impact consumer sentiment and consumer discretionary spending.  We closely monitor these economic measures as their trends are indicators of the health of the overall economy and are some of the key external factors that impact our business.

Liquidity and Capital Resources

At April 30, 2013 we had cash and cash equivalents of $30.2 million, compared to $19.2 million at October 31, 2012.

Cash used in operations was $7.0 million during the six months ended April 30, 2013, compared to $1.9 million during the same period in 2012. After non-cash items, our net loss for the six months ended April 30, 2013 consumed $8.0 million and we generated $1.0 million from changes in non-cash working capital items as decreases in inventory and increases in accounts payable and accrued liabilities exceeded increases in receivables and prepaid expenses. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.

Cash generated from financing activities was $19.4 million during the six months ended April 30, 2013, compared to cash generated of $0.1 million during the same period in 2012. During the quarter, we closed a public offering of 3,447,100 common shares for gross proceeds of US$20.7 million.  After commission, legal fees and related costs, net proceeds were US$19.2 million. We generated $0.6 million from existing credit facilities while repaying $0.7 million in principal and interest on our existing credit facilities, finance lease obligations and term loan. In addition, we generated $0.3 million in proceeds from share options exercised.

Cash used for investing activities was $1.5 million for the six months ended April 30, 2013, compared to $1.7 million during the same period in fiscal 2012. During the six months ended April 30, 2013, we invested in a new glasses lab and distribution facility in the United States and expanded our information technology infrastructure.  We have a finance lease commitment of $1.6 million.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of fiscal 2013.  We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, interest rate risk and liquidity risk. Coastal’s board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks. There have been no changes to how management analyzes the risks associated with the financial instruments since October 31, 2012.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, a finance lease obligation and an operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan and long-term debt approximates its fair value.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.  These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2012.

Future Accounting Standards

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter ended	Apr. 30, 2013	Jan. 31, 2013	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011	Jul. 31, 2011
Sales	53,745	54,898	50,700	50,324	48,212	46,849	48,678	49,589

Gross profit	21,739	22,735	23,272	21,426	20,813	19,016	19,689	21,107
Gross profit %	40%	41%	46%	43%	43%	41%	40%	43%

Net loss	(6,984)	(3,375)	(2,579)	(1,861)	(242)	(196)	(1,506)	(1,485)

Adjusted EBITDA	(5,430)	(1,764)	(445)	(148)	949	1,025	(141)	(375)

Weighted average # of shares — basic (000’s)	29,855	28,616	28,480	28,336	28,210	28,134	27,990	27,705

Weighted average # of shares — diluted (000’s)	29,855	28,616	28,480	28,336	28,210	28,134	27,990	27,705

Basic loss per share	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)	(0.06)

Diluted loss per share	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)	(0.06)

Seasonality may impact our sales distribution throughout the year.  Our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales and profits during the holiday season as customers choose to divert discretionary funds towards holiday purchases.

Common Shares

As at June 10, 2013, Coastal had 32,207,853 common shares and options to purchase 2,785,583 common shares outstanding.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors as at the end of the second quarter of 2013.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at April 30, 2013 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the second quarter of 2013, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months ended April 30		For the six months ended April 30
($000’s)	2013	2012	2013	2012

Net loss	(6,984)	(242)	(10,359)	(438)

Depreciation and amortization	935	782	1,814	1,438
Interest expense, net	115	110	236	231
Income tax expense (recovery)	(336)	267	(81)	329
Share-based payments expense	393	264	445	576
Foreign exchange (gain) loss	447	(232)	751	(162)
Adjusted EBITDA	(5,430)	949	(7,194)	1,974

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this MD&A which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements. Without limitation, such forward-looking information and statements in this MD&A include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking information and statements contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements. These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  other risks detailed in our filings with the Canadian and U.S. securities regulatory authorities.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this MD&A are made as of the date hereof and we expressly disclaim any intent or obligation to update such forward-looking information or statements, unless we specifically state otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with the Canadian securities regulatory authorities filed on SEDAR at www.sedar.com.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 19, 2012, can be found on SEDAR at www.sedar.com.